July 19, 2024

Daniel Snyder
Chief Executive Officer
Kenilworth Systems Corp
721 Beach Street
Daytona Beach, FL 32114

       Re: Kenilworth Systems Corp
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 000-08962
Dear Daniel Snyder:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services